FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  July 2004

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel:  00 33 1 46 29 08 00

 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒   Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐      No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .]

PRESS RELEASE

Wavecom Announces Second Quarter 2004 Results Emphasis Shifts to Vertical Applications

Issy-les-Moulineaux, France – July 27, 2004 – Wavecom SA (NASDAQ: WVCM; Euronext Nouveau Marché Euronext: AVM; ISIN: FR0000073066), a provider of integrated wireless technology solutions today announced financial results for the second quarter ended June 30, 2004.  All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

In millions of euros except for share and per share data	Q2 2003	Q1 2004	Q2 2004	First half 2004
Revenues	€69.9	€38.7	€39.0	€77.7
Gross profit	25.4	7.2	9.8	17.0
Operating expenses	34.8	24.8	36.1	61.0
Operating loss	(9.4)	(17.6)	(26.4)	(44.0)
Net loss	(6.5)	(14.8)	(25.3)	(40.1)
Loss per share (basic)	€(0.43)	€(0.97)	€(1.65)	€(2.62)
No. shares used for calculation	15,014,022	15,240,894	15,342,435	15,292,223

Wavecom product sales by target market (excluding services)

In millions of euros	Q2 2003	Q1 2004	Q2 2004	First half 2004
Vertical Applications	€37.3	€21.3	€28.3	€49.6
Personal Communication Devices (PCD)	31.8	17.0	10.2	27.2

Wavecom revenues by geographic region

In millions of euros	Q2 2003	Q1 2004	Q2 2004	First half 2004
Asia-Pacific	€47.5	€20.6	€18.0	€38.6
Europe, Middle-East and Africa	21.2	16.2	19.4	35.6
Americas	1.2	1.9	1.6	3.5

Second Quarter 2004 Financial Highlights:

•                  Revenues:  Total second quarter revenues increased 0.6% from the previous quarter and declined 44% year-on-year.  Foreign currencies (1) had no meaningful impact on revenues as compared to the previous quarter.  Revenues from Vertical Applications increased by 32% from the first quarter of 2004 and represented 73% of total company sales, with distributors contributing more significantly to revenues from Vertical Applications.  Revenues from the PCD business declined significantly compared to both the previous quarter and year-on-year. Asian PCD customers continued to demand extremely low prices for core technology thus fueling intense competition in this sector.  Wavecom began initial deliveries of its new Flex component solution in June, but, as expected, this new product did not contribute significantly to revenues in the quarter. Average selling prices for all Wavecom products (modules and

(1)Calculation is based on the following weighted average rates, applied to sales denominated in U.S. dollars, for the periods January 1, 2004 to March. 31, 2004 (1 euro = 1.2353  U.S. dollar) and April 1, 2004 to June 30, 2004 (1 euro = 1,2067).

modems) increased approximately 8% from the previous quarter due to the shift in product and customer mix, with higher volumes sold to Vertical Applications customers.  The top ten customers, together representing 65% of revenues, included six from the Vertical Applications Division. The customer portfolio remained balanced with no single customer representing more than 15% of total revenues and two customers above 10%:  one Asian and one Global value-added distributor.  Total unit sales were 831,000 during the second quarter.

•                  Backlog:  Backlog as of June 30, 2004 stood at €40 million as compared to €60 at March 31, 2004.  It should be noted that the backlog figure as of June 30, 2004 comprises 69% of orders from Vertical Applications and 31% of orders from PCD customers.

•                  Gross Margin:  Total gross margin was 25% compared to 19% in the previous quarter.  The product gross margin of 30% for the quarter was on-track with management’s ongoing 30% target, yet higher than 21.4% product gross margin the previous quarter. The higher product gross margin in the second quarter reflects the change in product mix to a higher percentage of Vertical Applications sales.  This gross margin also compares to an unusually low Q1 2004 due to charges taken in the cost of goods sold principally related to the revaluation of components in inventory during that quarter.

•                  Operating results:  Total operating expenses for the second quarter were €36.1 million, which included a €5.2 million charge for the restructuring plan which is now underway. At the present time, management continues to expect that the total charges resulting from implementation of this plan, including the remaining employee severance packages and related fixed asset write-offs, will be toward the lower end of the previously announced range of €10 to €15 million.  Expenditures for R&D increased only slightly compared to the prior quarter.   The increase in Sales and Marketing from the previous quarter was due to these expenses being unusually low in the first quarter.  G&A expenses increased 67% from the prior quarter, mainly due to additional provisions totaling €3.6 million for excess office space and non-income tax assessments.  In addition, a write-off of €1.8 million in intangible assets was recorded relating to the decision to close a U.S.-based R&D subsidiary.

•                  Cash: Wavecom’s cash position was €60.2 million at June 30, 2004, a decrease from €88.3 million at March 31, 2004.  This decrease primarily reflects the funding of operating losses out of cash reserves during the second quarter as well as the use of cash to finance temporary excess inventory levels during the transition to one contract manufacturer from three.

•                  Inventories:  Inventories declined from the previous quarter by 19% to €32 million.  Inventories were made up of half finished goods and half components. This decline was the result of intensive efforts to slow supply and reduce finished goods inventory.

Perspectives:

Wavecom Board of Directors announced today that it had elected unanimously Dr. Ronald D. Black as Wavecom’s Chief Executive Officer, replacing Aram Hékimian who remains a member of the Board of Directors, and a significant shareholder of the Company and who will specifically assume direct responsibility for strategic projects as defined by the CEO and the Board of Directors.  Dr. Black will join Wavecom on a full time basis on August 16, 2004 and will assume the title of CEO once French immigration formalities are completed.

The strategic studies committee of the Board of Directors has initiated a strategic review of the entire Wavecom business and believes that:

•                  The Vertical Applications business, where Wavecom is a recognized market leader, is a sound business and has significant future growth potential.  Strategically refocusing on Wavecom’s vertical application business is expected to reduce substantially the Company’s need to use cash resources to fund operations.

•                  Although the quality of Wavecom technology is recognized throughout the industry as “best in class”, the pricing pressures in the Personal Communication Device market are extreme.

Wavecom chairman, Michel Alard commented, “Clearly we are not satisfied with our weak top-line performance in the PCD business, which was below our expectations.  As a consequence, we are reviewing all strategic alternatives related to the PCD business and we expect to provide an update in the third quarter of 2004 to our business strategy.”  Mr. Alard added, “Today’s announcement of the appointment of Ron Black as CEO marks a turning point for Wavecom.  Ron’s initial objective is to help us redefine Wavecom’s business model, improve cash flow and return the company to profitability.   We believe this will include refocusing our business on the Vertical Applications market, while at the same time determining how we can best leverage the value of our technology and PCD business in the current marketplace.”

Conference Call:

Today at 3:00 p.m. Paris time, Wavecom management will host a conference call commenting on our second quarter 2004 results.  Visit the Wavecom corporate website: www.wavecom.com investors section to listen to this conference call commentary webcast (in English).

Wavecom will announce its third quarter 2004 results on October 27 at 7:30 a.m. Paris time to be followed in the afternoon by a conference call hosted by management commenting on the results.

About Wavecom

Wavecom is a worldwide provider of integrated technology solutions for wireless voice and data applications. Wavecom’s solutions include all the software and hardware elements that are necessary to develop truly innovative wireless devices, as well as the development tools and services needed to bring them to market quickly and easily.

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC), Seoul (South Korea), San Diego (USA), and Darmstadt (Germany). Wavecom is publicly traded on Euronext Paris (Nouveau Marché) in France and on the NASDAQ (WVCM) exchange in the U.S.

www.wavecom.com

For further information please contact:

Lisa Ann Sanders	John D. Lovallo
Investor Relations Director	Ogilvy Public Relations Worldwide
Tel. +33 1 46 29 41 81	Tel. : +1 (212) 880-5216
lisaann.sanders@wavecom.com	john.lovallo@ogilvypr.com

This press release may contain forward-looking statements that relate to the Company’s plans objectives, estimates and goals.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes” and “estimates,” and variations of such words and similar expressions identify such forward-looking statements.  The Company’s business is subject to numerous risks and uncertainties, including probable variability in the Company’s quarterly operating results, manufacturing capacity constraints, dependence on a limited number of customers, variability in production yields, dependence on third parties, currency rate changes and risks associated with managing growth.  These and other risks and uncertainties, which are described in more detail in the Company’s most recent filings with the Securities and Exchange Commission, could cause the Company’s actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

-Financial Tables Follow-

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended June 30,
	2003	2004
	Euro	Euro
Revenues :
Product sales	69,070	38,559
Technology development and other services	869	395
	69,939	38,954
Cost of revenues :
Product sales	44,016	26,956
Technology development and other services	548	2,221
	44,564	29,177
Gross profit	25,375	9,777
Operating expenses :
Research and development	16,490	14,352
Sales and marketing	8,668	4,274
General and administrative	9,599	10,573
Impairment of intangible assets	—	1,768
Restructuring costs	—	5,170
Total operating expenses	34,757	36,137
Operating loss	(9,382)	(26,360)
Interest income, net	694	696
Foreign exchange gain (loss), net	(245)	218
Total financial income	449	914
Loss before minority interests and income taxes	(8,933)	(25,446)
Minority interests	(232)	—
Loss before income taxes	(8,701)	(25,446)
Income tax benefit	(2,168)	(145)
Net loss	(6,533)	(25,301)

Basic net loss per share	(0.43)	(1.65)
Diluted net loss per share	(0.43)	(1.65)

Number of shares used for computing :
- basic net loss per share	15,014,022	15,342,435
- diluted net loss per share	15,014,022	15,342,435

	Six months ended June 30,
	2003	2004
	Euro	Euro
Revenues :
Product sales	156,250	76,857
Technology development and other services	1,675	832
	157,925	77,689
Cost of revenues :
Product sales	101,234	57,051
Technology development and other services	1,903	3,665
	103,137	60,716
Gross profit	54,788	16,973
Operating expenses :
Research and development	33,201	28,454
Sales and marketing	17,920	7,613
General and administrative	18,249	16,891
Restructuring costs	—	6,249
Impairment of intangible assets	—	1,768
Amortization of deferred stock-based compensation	205	—
Total operating expenses	69,575	60,975
Operating loss	(14,787)	(44,002)
Interest income, net	1,547	1,175
Foreign exchange gain (loss), net	(1,167)	2,457
Total financial income	380	3,632
Loss before minority interests and income taxes	(14,407)	(40,370)
Minority interests	56	—
Loss before income taxes	(14,463)	(40,370)
Income tax benefit	(3,839)	(263)
Net loss	(10,624)	(40,107)

Basic net loss per share	(0.71)	(2.62)
Diluted net loss per share	(0.71)	(2.62)

Number of shares used for computing :
- basic net loss per share	15,067,892	15,292,223
- diluted net loss per share	15,067,892	15,292,223

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31, 2003	At June 30, 2004
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	110,705	60,191
Accounts receivable, net	44,622	38,721
Inventory, net	33,809	32,222
Value added tax recoverable	2,235	1,677
Prepaid expenses and other current assets	11,442	7,085
Recoverable estimated tax payments	7,670	—
Total current assets	210,483	139,896

Property and equipment, net	27,862	23,064
Long-term investments	16,502	16,898
Other assets	9,410	8,793
Recoverable tax loss carryback and research tax credit	9,913	16,538
Deferred tax assets	6,320	—
Total assets	280,490	205,189

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities :
Accounts payable	85,995	55,915
Accrued compensation	7,208	8,485
Other accrued expenses	35,655	34,562
Current portion of capitalized lease obligations	855	730
Deferred revenue and advances received from customers	1,420	1,197
Other liabilities	71	679
Total current liabilities	131,204	101,568

Long-term portion of capitalized lease obligations	425	413
Other long-term liabilities	6,267	2,851
Total long-term liabilities	6,692	3,264

Minority interests	—	—

Shareholders’ equity :
Shares, Euro 1 nominal value, 15 498 780 shares issued at June 30, 2004 (15 342 789 at December 31, 2003)	15,343	15,499
Additional paid-in capital	136,460	137,016
Treasury stock (156 345 shares in treasury at June 30, 2004 and December 31, 2003)	(1,312)	(1,312)
Deferred compensation	(323)	—
Retained deficit	(9,326)	(49,433)
Accumulated other comprehensive income	1,752	(1,413)
Total shareholders’ equity	142,594	100,357
Total liabilities and shareholders’ equity	280,490	205,189

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Six months ended June 30,
	2003	2004
	Euro	Euro
Cash flows from operating activities :
Net loss	(10,624)	(40,107)
Adjustments to reconcile net loss to net cash provided from operating activities :
Depreciation and amortization of property and equipment	7,055	7,300
Reversal of long term investment depreciation	—	(306)
Amortization of deferred stock-based compensation	356	350
Impairment of intangible assets	—	1,768
Minority interests	56	—
Deferred taxes	68	—
Net increase (decrease) in cash from working capital items	10,230	(16,316)
Net cash provided (used) by operating activities	7,141	(47,311)
Cash flows from investing activities :
Acquisition of short-term investments	(4,990)	—
Disposal (acquisition) of long term investments	(188)	442
Purchase of minority interest in Arguin	—	(1,768)
Purchases of property and equipment	(6,384)	(2,119)
Proceeds from sale of property and equipment	23	15
Net cash used by investing activities	(11,539)	(3,430)
Cash flows from financing activities :
Principal payments on capital lease obligations	(368)	(466)
Purchases of treasury stock	(1,312)	—
Proceeds from exercise of stock options and founders’ warrants	395	712
Net cash provided (used) by financing activities	(1,285)	246
Effect of exchange rate changes on cash and cash equivalents	(2,950)	(19)
Net decrease in cash and cash equivalents	(8,633)	(50,514)
Cash and cash equivalents, beginning of period	119,416	110,705
Cash and cash equivalents, end of period	110,783	60,191

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: July 27, 2004	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer